Exhibit (c)

October 20, 2026

Dear Shareholder,

In its Q4 2026 tender offer, KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) fulfilled 100% of shareholder repurchase requests, repurchasing $52.0 million of shares, representing approximately 3.7% of the Fund’s net asset value (“NAV”) as of October 16, 2026. KREST’s quarterly tender offer program(1) continues to provide shareholders with periodic liquidity while supporting the Fund’s long-term investment strategy.

On September 1, 2026, we announced two initiatives designed to deliver value to long-term shareholders and further reinforce KKR’s alignment with KREST investors.

First, we accelerated the KREST Shareholder Priority Plan(2) (“SPP”) to bring forward the shareholder benefits of KKR’s commitment. On September 16, 2026, KKR Alternative Assets LLC (“KAA”) contributed, and the Fund cancelled, approximately 1.9 million shares, representing 25% of the approximately 7.7 million shares committed under the SPP. We currently expect, but are not obligated, to effect comparable contributions over the next three quarters, with the remaining commitment to be fulfilled by June 1, 2027, subject to the terms of the SPP. These cancellations are accretive to the Fund’s NAV per share, delivering an immediate benefit to remaining shareholders. Importantly, shares contributed under the accelerated SPP are permanently cancelled, regardless of the Fund’s NAV per share on June 1, 2027.

Second, to protect the value of the SPP for long-term investors, the Fund introduced a repurchase fee of 2.0% of the NAV on shares purchased on or after October 1, 2026 that are accepted for repurchase by the Fund at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the shares (the “Early Repurchase Deduction”). The Early Repurchase Deduction, which is retained by the Fund for the benefit of shareholders, is intended to discourage short-term investment activity aimed at capturing the accretive benefit of the SPP. Shares purchased before October 1, 2026 are not subject to the Early Repurchase Deduction.

KREST’s other core features remain unchanged, including its approximately 5.5% annualized net distribution rate (Class I) based on NAV(3) per share and the incentive fee waiver through June 30, 2027.(4) Within KREST’s portfolio, underlying property fundamentals remain stable, with occupancy, leasing and collections consistent with the prior period, and the portfolio remains approximately 98% leased. Rental income and earnings from our real estate investments continue to provide a stable foundation for performance, even as higher interest rates weigh on property valuations. We believe higher rates are also contributing to an increasingly attractive backdrop over the medium to long term. Elevated financing costs and tighter lending conditions have sharply reduced construction starts from peak levels across multifamily, industrial and senior living, and we believe completions are expected to slow meaningfully over the next several years. As the reduced supply pipeline is absorbed, we expect markets to tighten and rent growth to reaccelerate in KREST’s core sectors, supported by durable demand drivers such as demographics, migration and supply chain on-shoring and near-shoring. Against this backdrop, we remain focused on driving income and value from our existing portfolio while maintaining liquidity and being selective about new investments.

We are grateful for your partnership and are here to support you and your clients. Should you have any questions or if you would like to request additional materials, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com.

Sincerely, Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of September 30, 2026, unless otherwise indicated. All other statements and information are based on KKR’s views as of October 20, 2026 and are subject to change. The terms “we,” “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC (the “Adviser”), which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding shares of common stock (“Common Stock”) at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any Common Stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment.

2.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million KREST Class I shares owned by KAA through June 1, 2027 (the “Support Shares”), which, as of September 30, 2026, represents approximately $177 million based on the Fund’s NAV per share and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 for each class on such date (the “Shareholder Priority Plan”). While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. Effective September 1, 2026, KAA and the Fund agreed to implement the Shareholder Priority Plan on an accelerated basis. Under the accelerated plan, KAA contributes, and the Fund cancels, the Support Shares in installments. The first installment, of approximately 1.9 million Support Shares (approximately 25% of the Support Shares), was contributed and cancelled on September 16, 2026. KAA and the Fund currently expect, but are not obligated, to effect comparable installments in each of the next three quarters, and there is no guarantee as to the timing or amount of any future contributions.

3.

There is no assurance we will pay distributions in any particular amount, if at all. Beginning May 20, 2026, any distributions we make will be at the discretion of the Fund’s officers, in an amount equal to an annualized 5.5% based on each monthly NAV as determined by the board of directors. KREST may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital, or offering proceeds. This statement is not an indication of the tax treatment of any KREST distributions. Shareholders will be informed of the tax characteristics of any distributions after the close of KREST’s fiscal year. The Fund estimates that 100% of distributions for Class I shares, Class D shares, Class S shares and Class U shares for the current month are attributable to net investment income when calculated using GAAP. These amounts, calculated in accordance with GAAP, are not intended as a disclosure of the treatment of distributions for federal tax purposes. For the 2025 tax year, 100% of KREST’s distributions were classified as Return of Capital (“ROC”). A distribution that includes ROC is not a measure of performance and may represent a return of a shareholder’s own investment. As of September 30, 2026, the Class I annualized net distribution rate is 5.43%, the Class U annualized net distribution rate is 4.58%, the Class D annualized net distribution rate is 5.19% and the Class S annualized net distribution rate is 4.58%.

4.

The incentive fee on adjusted income is calculated and payable quarterly in arrears in an amount equal to 12.50% of the Fund’s Portfolio Operating Income (as defined in the Fund’s prospectus) for the immediately preceding quarter. The Adviser has agreed to waive the incentive fee for the period from May 20, 2026 through June 30, 2027. Portfolio Operating Income does not include any component of capital gains or capital appreciation.